GIX

Green Impact Exchange

June 30, 2026

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street NE
Washington DC 20549

Re: Green Impact Exchange, LLC: Form 1 Amendment

Dear Trading and Markets Staff:

On behalf of Green Impact Exchange, LLC ("GIX" or the "Exchange"), and in connection with GIX's Form 1 on file with the Securities and Exchange Commission ("Commission"), enclosed please find a completed Execution Page to Form 1 and the following exhibits required for submission on or before June 30 pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

Exhibit D – Unconsolidated financial statements of affiliates and subsidiaries as of December 31, 2025;

Exhibit K – Shareholders of GIX;

Exhibit M – Members, participants, subscribers and users of GIX; and

Exhibit N – Securities listed on GIX.

With respect to Exhibit I, the Exchange's independent certified public accountant is in the process of finalizing the audited financial statements of the Exchange as of December 31, 2025 and they will be submitted to the Commission promptly after completion.

In addition to the foregoing, as reported on the Execution Page submitted herewith, the location of the Exchange's principal place of business has changed as of June 22, 2026. The Exchange is also submitting an amended Exhibit C updating the principal business addresses of GIX's affiliated entities.

Office: 646-512-9078
Mobile: 332-295-0232
jbuckley@tradegix.com
260 Madison Avenue,
Suite 8039
New York, NY 10016
www.tradegix.com

Please contact me if you have any questions.

Sincerely,

James G. Buckley
Chief Regulatory Officer

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION X AMENDMENT

1. State the name of the applicant: Green Impact Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
260 Madison Avenue, Suite 8039, New York, NY 10016

26000302

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
(646) 512-9078 (Telephone) N/A (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
James G. Buckley (Name) Chief Regulatory Officer (Title) (332) 295-0232 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Corporate Legal Counsel: John D. Martini, Polsinelli PC, Three Logan Square, 1717 Arch Street, Philadelphia, PA 19103

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐
X Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 02/17/2023 (b) State/Country of formation: Delaware, USA
(c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2026 (MM/DD/YY) Green Impact Exchange, LLC (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

~~Subscribed and sworn before me this day~~ 30th June (Month) 2026 (Year) by Barbara Levy (Notary Public)

My Commission expires May 20, 2027 County of Westchester State of NY

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BARBARA LEVY
Notary Public, State of New York
REGISTRATION NO. #01LE6392102
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 05/20/2027

Green Impact Exchange, LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 22, 2026

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has contractor or other agreement relating to the operation of an electronic trading systems to be used to effect transactions on the exchange ("System"), provide the following information: 1. Name and address of organization 2. Form of organization (e.g., association, corporation, partnership, etc.) 3. Name of state and statute citation under which organized. Date of incorporation in present form. 4. Brief description of nature and extent of affiliation. 5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. 6. A copy of the constitution. 7. A copy of the articles of incorporation or association including all amendments 8. A copy of existing by-laws or corresponding rules or instruments. 9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions. 10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Affiliates of the Exchange:

Green Exchange, PBC ("GEPBC").

1. Address: 260 Madison Avenue, Suite 8039, New York, NY 10016

2. Public Benefit Corporation

3. Delaware, pursuant to Sections 101, 108(c) and 361 of the Delaware General Corporations Law. Date of Formation is January 21, 2022.

4. Nature of Affiliation: GEPBC is the sole member of Green Impact Exchange, LLC ("GIX LLC" or the "Exchange"). Pursuant to Article VII, Section 7.04 of the First Amended and Restated Limited Liability Company Agreement of Green Impact Exchange, LLC (the GIX LLC Agreement), GEPBC will elect all directors of the Board of Directors of the Exchange (the "GIX Board"), except for those Directors approved by GIX LLC members pursuant to Article VII, Section 7.04(b) of the GIX LLC Agreement. GEPBC will have the right to nominate up to three (3) directors to the GIX LLC Board, pursuant to the process described in Article III, Section 3.01(c) of the First Amended and Restated Bylaws of Green Exchange, PBC. Exchange Members who are not also shareholders of GEPBC will not have any ownership interest in the Exchange.

5. GEPBC is a Delaware public benefit corporation that was formed for the purpose of (i) incentivizing companies to reduce the environmental costs and impacts of operations, establish sustainable corporate governance standards, and embed green behaviors and feedback into all levels of the company; (ii) educating investors regarding public companies' commitments to green values as a core element of their mission; and (iii) amplifying investors' influence regarding public companies achieving green commitments. GEPBC is the holding company for GIX LLX membership interests, and GEPBC does not and will not have day-to-day operational responsibilities in connection with the operation of the System.

6. N/A

7. Attached

8. Attached

9. Officers/Governors/Members of standing committees:

GEPBC:

Daniel M. Labovitz, Chief Executive Officer; Director; Board Chair

Charles P. Dolan, President, Director

Kevin C. Buckley, Chief Financial Officer

Robert Wotczak, Director

John Martini, Director

Arif Kuzhkeev, Director

GIX LLC: See Ex. J.

10. N/A

<u>Greendex LLC</u>

1. 260 Madison Avenue, Suite 8039, New York, NY 10016

2 Limited Liability Company

3. Delaware, Delaware Limited Liability Company Act, Chapter 18, Title 6, July 9, 2025

4. Subsidiary of GEPBC; affiliate of GIX

5. No business functions at present.

6. N/A

7. Certificate of Formation previously submitted.

8. N/A

9. Daniel Labovitz, CEO

10. N/A

GIX Execution Services, LLC

1. 260 Madison Avenue, New York, NY 10016

2. Limited Liability Company

3. Delaware, Delaware Limited Liability Company Act, Chapter 18, Title 6, August 6, 2025

4. Subsidiary of GEPBC; affiliate of GIX

5. No business functions at present.

6. N/A

7. Certificate of Formation previously submitted.

8. N/A

9. Paul J. Bauccio, CEO

10. N/A

Contractors responsible for operation of the System

GIX LLC has contracted with Operations & Compliance Network, LLC, ("Ocean") to operate the System. Ocean will supply the resources, technology, and connectivity necessary to operate all core services of the System.

1. Operations & Compliance Network, LLC Address: 151 W. 42nd Street, 27th Floor, New York, NY 10036

2. Limited Liability Corporation

3. Delaware, pursuant to Delaware Limited Liability Company Act, 6 Del. C. Section 18 101 et seq. Date of Formation is September 17, 2015.

4. Nature of Affiliation: Contractor. GIX LLC has contracted with Ocean to develop and deploy the trading technology necessary to operate a National Market System-compliant registered securities exchange. Ocean will be the vendor for GIX for both the hardware and software needed to operate and maintain the System. Ocean is a subsidiary entity of Nasdaq, Inc., which is also the parent organization of three U.S. national securities exchanges that trade equity securities: Nasdaq Stock Market; Nasdaq BX; and The Nasdaq Philadelphia Stock Exchange, as well as several U.S.-based exchanges that trade options and derivatives (together, the "Nasdaq

Exchanges"). The NASDAQ Exchanges are not parties to any contract with, and have no business relationship with, GIX LLC.

5. Brief description of business or functions: Ocean will supply all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, maintain the hardware and software, including updates to necessary software and systems. All communications hardware will be maintained by Ocean as GIX's agent. Ocean will also support intra-day compliance monitoring by GIX and provide timely reporting to GIX's Market Operations staff on any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of GIX and the System will be monitored and controlled by GIX Market Operations.

The trading platform developed and deployed by Ocean for GIX will be distinct from the trading platforms of the Nasdaq Exchanges and will be segregated from such trading platforms to ensure that GIX is not deemed to be a facility of any of the Nasdaq Exchanges. Ocean will not disclose information or data (i) about or originating with GIX in its dealings with the Nasdaq Exchanges; or (ii) about or originating with the Nasdaq Exchanges in such exchanges' dealings with GIX.

6. N/A.

7. N/A

8. N/A

9. Officers/Governors/Members of standing committees: Marc Murphy, Senior Vice President, Market Services.

10. N/A

Green Impact Exchange, LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

A copy of the unconsolidated financial statement of Green Exchange, PBC ("GEPBC"), GIX's holding company parent organization, for the fiscal year ending December 31, 2025, is attached hereto. GIX has two other affiliated entities, Greendex, LLC and GIX Execution Services, LLC, neither of which had business operations during 2025 and therefore did not generate any financial information.

GREEN EXCHANGE, PBC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

GREEN EXCHANGE, PBC
FINANCIAL STATEMENTS

TABLE OF CONTENTS

1131 Campus Drive West
Morganville, NJ 07751
vfgcpas.com

To the Board of Directors and Stockholders of
Green Exchange, PBC

The accompanying financial statements of Green Exchange, PBC as of and for the year ended December 31, 2025, were not subjected to an audit, review, or compilation engagement by us, and we do not express an opinion, conclusion, not provide any assurance on them.

Ansel & Associates CPAS LLP

Morganville, New Jersey
June 29, 2025

GREEN EXCHANGE, PBC
BALANCE SHEET
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS		
Cash	$	4,796
Accounts receivable		250
Prepaid taxes		253
TOTAL CURRENT ASSETS		5,299
PROPERTY AND EQUIPMENT, NET		1,486
OTHER ASSETS		
Investment in Green Impact Exchange LLC		2,881,227
TOTAL ASSETS	$	2,888,012

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts payable, credit card payable and accrued expenses	$	12,830
Taxes payable		1,010
TOTAL CURRENT LIABILITIES		13,840
LONG-TERM LIABILITIES		
SAFE notes		5,144,000
TOTAL LIABILITIES		5,157,840
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock, $0.0001 par value, 5,000,000 authorized 1,214,754 shares issued and outstanding		121
Common stock, $0.0001 par value, 10,000,000 authorized 2,500,000 shares issued and outstanding		250
Additional paid-in capital		2,179,847
Accumulated deficit		(4,450,046)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		(2,269,828)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	2,888,012

GREEN EXCHANGE, PBC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE	$	-
OPERTING EXPENSES		
Advertising		407
Bank charges		23
Charitable donation		425
Consulting		129,324
Depreciation		220
Filing fees		1,374
Interest		10
Meals		460
Memberships and subscriptions		219
Office expenses		4,328
Payroll expenses		127,636
Professional fees		15,355
Programs and software		25,511
Seminars and conferences		14,438
Taxes		1,000
Travel		4,760
Website		265
NET LOSS	$	(325,755)

GREEN EXCHANGE, PBC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Green Exchange, PBC (the Company) is a Delaware public benefit corporation formed on January 21, 2022.

The Company is the sole member and 100% owner of Green Impact Exchange LLC. (GIX). The operating agreement between the Company and GIX provides that the member has exclusive and complete authority and discretion to manage the operations and affairs of GIX and to make all decisions regarding its business.

The Company's stated public benefit objectives include educating investors regarding public companies' commitments to green values, amplifying investors' influence regarding those commitments, and incentivizing companies to reduce environmental costs and impacts and adopt sustainable governance standards. The Company's objectives activities consisted primarily of formation activities, business development, and capital raising efforts, and seeking a license from the Securities and Exchange Commission (SEC) to operate as a national securities exchange. The license was granted by the SEC on April 11, 2025, but the exchange had not yet started operating as of December 31, 2025.

NOTE 2 – BASIS OF PRESENTATION AND KNOWN DEPARTURES FROM GAAP

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America as the financial reporting framework, except for the known departures described below. Because of these departures, the accompanying financial statements are not intended to be presented in full conformity with U.S. GAAP.

The Company has omitted a statement of cash flows. U.S. GAAP requires a statement of cash flows to be presented as a basic financial statement. Accordingly, the accompanying financial statements do not present the Company's cash receipts, cash payments, or changes in cash for the year ended December 31, 2025.

The Company has not consolidated GIX. Management has not included the assets, liabilities, revenues, expenses, or cash flows of GIX in the accompanying financial statements. Accordingly, the accompanying financial statements do not present the consolidated financial position, results of operations, or cash flows that would be required if GIX were consolidated.

The Company has not adjusted the carrying amount of its investment in GIX for its share of GIX's losses under the equity method of accounting. Accordingly, the investment in GIX, net loss, and stockholders' equity/deficit may be materially misstated. Management has not determined the financial statement effects of this departure.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of expenses. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable consists of miscellaneous amounts due to the Company. The receivables are not from revenue generating operations. Credit losses, if any, are expected to be immaterial; an allowance for expected credit losses has not been recorded as of December 31, 2025.

Property and Equipment

Property and equipment are reported at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis over the assets' estimated useful lives of five years.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $407 for the year ended December 31, 2025.

Income Taxes

The Company accounts for income taxes under the asset-and-liability method in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities and for net operating loss and tax credit carryforwards, if any.

Deferred tax assets are reduced by a valuation allowance when, in management's judgment, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management evaluated whether a deferred tax asset should be recognized for net operating loss carryforwards or other temporary differences and concluded that no deferred tax asset has been recorded because realization is not more likely than not.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

For the year ended December 31, 2025, the accompanying financial statements include state and local income tax expense of $1,000. As of December 31, 2025, prepaid taxes were $253 and state and local income taxes payable were $1,010.

The Company recognizes the effect of uncertain tax positions only when those positions are more likely than not to be sustained. Management evaluated the Company's tax positions and determined that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

NOTE 4 – PROPERTY AND EQUIPMENT

The major elements of the Company's property and equipment as of December 31, 2025, are as follows:

Computers	$ 3,303
Less: Accumulated depreciation	(1,817)
Total	$ 1,486

Total depreciation expense for the year ended December 31, 2025, was $220.

NOTE 5 – SAFE NOTES

At December 31, 2025, the Company reported multiple Simple Agreements for Future Equity ("SAFEs") notes totaling $5,144,000. The SAFEs automatically convert upon an equity financing into shares of Safe Preferred Stock equal to the applicable purchase amount divided by the conversion price. The conversion price is the SAFE price or discount price, whichever results in the issuance of a greater number of shares. Upon a liquidity event, the investor is entitled to receive the greater of two times the purchase amount or the conversion amount, as defined in each of the agreements. Upon a dissolution event, the investor is entitled to receive the cash-out amount, subject to the liquidation priority provisions of the agreements

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company allocated $584,199 of operational expenses that were directly attributable to GIX's operations. The Company does not expect to be reimbursed for the expenses and therefore recorded them as part of the investment in GIX. No amounts are due from GIX as of December 31, 2025.

As of December 31, 2025, the Company's standalone balance sheet presents its investment in GIX as an asset valued at $2,881,227.

NOTE 7 – STOCKHOLDERS' EQUITY (DEFICIT) AND STOCK AUTHORIZATION

The Company's certificate of incorporation authorizes 10,000,000 shares of common stock with a par value of $0.0001 per share and 5,000,000 shares of preferred stock with a par value of $0.0001 per share. The board is authorized to create one or more series of preferred stock and determine the number of shares, designation, voting powers, preferences, rights, limitations, and restrictions for each series.

At December 31, 2025, stockholders' equity (deficit) consisted of the following:

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity (Deficit)
BALANCE, BEGINNING OF YEAR	1,214,754	$ 121	2,500,000	$ 250	$ 2,179,847	$ (4,124,291)	$ (1,944,073)
Net loss	-	-	-	-	-	(325,755)	(325,755)
BALANCE, END OF YEAR	1,214,754	$ 121	2,500,000	$ 250	$ 2,179,847	$ (4,450,046)	$ (2,269,828)

During the period ended December 31, 2022, the Board of Directors of the Company approved the 2022 Equity Incentive Plan which provides for the granting of non-qualified stock options to certain employees, advisors, and independent directors. No stock options were granted in 2025.

NOTE 8 – GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the year ended December 31, 2025, the Company incurred a net loss of $325,755. As of December 31, 2025, current liabilities of $13,840 exceeded current assets of $5,299, resulting in a working capital deficit of $8,541. The Company also reported total liabilities of $5,157,840 and total shareholders' deficit of $2,269,828 as of December 31, 2025.

These conditions indicate the Company may need additional financing, capital contributions, or other liquidity sources to fund operations and meet obligations as they become due.

The Company's ability to continue as a going concern depend on management's plan to raise funds in the short term through a Series A round of financing. The Company also plans to start operating the exchange through GIX and revenue will be generated from distributions from GIX.

Management has evaluated these conditions and events and has concluded that its plans are probable of being effectively implemented and probable of mitigating the conditions that raised substantial doubt within one year after the date the financial statements are available to be issued. Accordingly, management concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated.

NOTE 9– SUBSEQUENT EVENTS

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the financial statements through June 29, 2026, which is the date that the financial statements were issued.

Subsequent to December 31, 2025, the Company entered into several SAFE agreements for aggregate proceeds of $1,561,000, as follows:

- $221,000 with a $65,000,000 post-money valuation cap and a 90% discount rate.
- $1,340,000 with a $100,000,000 post-money valuation cap and a 75% discount rate.

Green Impact Exchange, LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions);! person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The Exchange has not yet commenced operations and currently has no Members. As part of the execution of its plan to launch trading operations, GIX will initiate the process of onboarding members of the Exchange in accordance with Chapter 2 of the GIX Rules.

Green Impact Exchange, LLC
Date of filing: June 30, 2026
Date as of which information is accurate: June 30, 2026

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Direct Ownership of the Applicant:

Green Exchange, PBC ("GEPBC") is the parent of Green Impact Exchange, LLC ("GIX"). GIX became a subsidiary of GEPBC upon formation on . GEPBC directly owns 100% of the membership interests in GIX, and exercises "control" over GIX, as that term is defined in the Form 1 instructions.

Indirect Ownership of the Applicant:

GEPBC has two classes of shares: preferred and common. The total number of shares (preferred and common) that has been authorized and issued by the company is 4,127,496. Preferred shares are convertible to common at a 1:1 ratio.

Through GEPBC, GIX has four indirect owners who currently hold greater than 5% of GEPBC's shares, calculated for concentration purposes without regard to the class of Capital Stock[1] held by the Stockholder. The ownership percentage is calculated by dividing the number of shares held by such Stockholder by the total number of authorized and issued shares, without regard to class:

[1] Capitalized terms used in this Exhibit that are not defined herein will have the definition contained in the proposed Amended Bylaws of GEPBC submitted in Exhibit C to the Form 1.

Full Legal Name	GEPBC Status	Date of ownership	GEPBC Shares Held	% Ownership of GEPBC	Control Person of GEPBC
Daniel Labovitz	Shareholder (common)	21-Jan-22	1,250,500	27.36%	Yes
Charles Dolan	Shareholder (common)	21-Jan-22	1,125,500	24.62%	Yes
Askar Tashtitov	Shareholder (preferred)	2-Mar-22	495,902	10.85%	No
Arif Kuzhkeev	Shareholder (preferred)	2-Mar-22	454,917	9.95%	No

GEPBC Ownership and Voting Restrictions:

Section 5.05(a)(i) of the Amended Bylaws restricts any Stockholder from owning more than 40% of any class of Capital Stock of the Corporation. In the event that any Stockholder owns more than 40% of any class of Capital Stock of the Corporation, GEPBC will apply the provisions of Section 5.05(b) and 5.05(c) of the proposed Amended Bylaws to determine the appropriate remedy.

Section 5.05(a)(iii) of the Amended Bylaws restricts any Stockholder individually or related Persons collectively from voting more than 20% of the Capital Stock of the Corporation. Section 5.08(b) of the proposed Amended Bylaws provides that if, at the time of adoption of the proposed Amended Bylaws or thereafter, any Stockholder of GEPBC owns individually, or any related Persons collectively own, more than 20% of the Capital Stock of the Corporation, such Stockholder(s) will be subject to automatic, immediate, and irrevocable conversion (on a one-to-one basis) of the minimum number of the Stockholder's shares into non-voting shares of the same class necessary to ensure that the Stockholder(s) is (are) not in violation of the proposed Amended Bylaws' voting restrictions.

Green Impact Exchange, LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

Exhibit N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The Exchange has not commenced operations and, therefore, it has no securities that are traded on the Exchange. As provided in its Form 1 Application for Registration as a National Securities Exchange, the Exchange intends to trade equity securities, as defined in Section 3(a)(11) of the Exchange Act, that are also National Market System ("NMS") securities, as defined by Regulation NMS Rule 600(b)(47), and are Continuous Net Settlement ("CNS") clearing eligible at the National Securities Clearing Corp. ("NSCC"). NMS stocks include NYSE-listed (Tape Plan A), NASDAQ-Listed (Tape Plan C) and other-listed (Tape Plan B) securities. All such securities are registered under Section 12(a) of the Exchange Act.

The Exchange intends to allow companies currently listed on other national securities exchanges to dually-list their securities on GIX. The Exchange does not intend to have original listings upon launch but intends to do so at a future date. GIX will seek appropriate regulatory approvals to have original listings by filing a Form 19b-4 with the Commission prior to offering original listings.